December 7, 2000


Board of Directors
Tri-County Bancorp, Inc.
2201 Main Street
P.O. Box 1057
Torrington, Wyoming 82240-2317

Gentlemen:

Platte Valley Financial Service Companies, Inc. ("Platte Valley") is interested in acquiring 100% of the outstanding common stock of Tri-County Bancorp, Inc. ("Tri-County"). The purpose of this letter is to set forth on a preliminary basis the terms and conditions of the acquisition and to provide assurances that our investigation of Tri-County be protected by the confidentiality provisions contained herein. Except as provided in paragraphs 9, 10, 11 and 15, this letter is not intended to be binding on the parties and the final terms would be set forth in a mutually acceptable acquisition agreement.

1. Purchase Price. The purchase price for the stock of Tri-County shall be $12.60 per share, or $11,138,009.40 in the aggregate (with a maximum of 883,969 shares outstanding at the time of closing), less any adjustments as mutually agreed by the parties after the due diligence examination provided for below.

2. Form of Transaction. The acquisition would be made by merging a newly-formed wholly owned subsidiary of Platte Valley into Tri-County so that 100% of the outstanding stock of Tri-County is acquired by Platte Valley.

3. Form of Payment of Purchase Price.  The purchase price shall be paid in cash.

4. Conditions to the Closing. The closing of the proposed acquisition shall be conditioned upon:

(i) Receipt of all necessary regulatory approvals including, but not limited to,
(A) OTS approval of Platte Valley as a thrift holding company and moving the Tri-County charter from the Torrington office to the Cheyenne office, (B) Federal Reserve Board approval of Platte Valley acquiring Tri-County and engaging in a non-banking activity, and (C) OCC approval of Platte Valley National Bank acquiring the two Tri-County branches and all of their assets and liabilities in Torrington and Wheatland;

(ii) Approval of the acquisition by the requisite percentage of shareholders of Tri-County;

(iii) Approval of the acquisition by the Boards of Platte Valley and Tri-County;

(iv) Consummation of the acquisition occurring on the earlier of March 31, 2001, or a date which is at least 10 days after all regulatory and other approvals have been received and all applicable waiting periods have expired, but not later than June 30, 2001;

(v) Options for 72,207 shares of Tri-County stock currently outstanding shall be bought out at closing for total consideration not to exceed $529,013.20 and there will be no other outstanding options, warrants and convertible securities of Tri-County;

(vi) No material adverse changes in the business or financial condition of Tri-County prior to closing; however, payouts under existing employment agreements (previously disclosed) or other merger-related costs mutually agreed upon by the parties shall not be deemed a material adverse change;

(vii) Satisfactory loan loss reserve, credit quality and loan administration of Tri-County at closing; and

(viii)Other conditions common to such transactions which are mutually agreed upon by the parties and their counsel.

5. Covenants Not to Compete/Advisory Board. In exchange for a payment of $4,800, payable in 24 equal monthly installments, each director and the chief executive officer of Tri-County shall enter into, at their option, either (i) a two-year covenant not to compete with Platte Valley or its subsidiaries within those counties where Platte Valley, Tri-County or their subsidiaries currently have branches, or (ii) an agreement to serve on the advisory board of Platte Valley National Bank-Torrington or Tri-County Bank for a period of two years following the merger.

6. Due Diligence. Until January 5, 2001, Tri-County shall provide free unlimited access to its financial statements, books, records, loan files, audit and exam reports, contracts, commitments, insurance policies, surety bonds, leases and tax returns for the purpose of allowing Platte Valley to conduct a thorough investigation of Tri-County's financial condition, corporate state, business operations, asset quality, property and title thereto, litigation and all other matters relating to Tri-County's business, properties and assets. This investigation shall be conducted through Platte Valley's employees and agents, including its accountants, attorneys and consultants. This investigation shall be conducted in a manner that does not unreasonably interfere with Tri-County's normal operations. Tri-County shall cause its personnel to assist Platte Valley in making such investigation and shall cause its legal counsel, accountants, employees and other representatives to be available to Platte Valley for such purp ose as reasonably requested. During such investigation, Platte Valley shall have the right to make copy of such records, files, documents and other materials as it may deem advisable unless it is limited or restricted from doing so by law or regulation.

7. Definitive Agreement. Tri-County and Platte Valley shall cooperate fully to negotiate and draft a definitive agreement after the due diligence review. Upon the satisfactory completion of the due diligence referred to in paragraph 6 above, the parties shall execute a mutually acceptable definitive agreement which shall incorporate the terms of this letter and such additional terms as is customary for transactions of this type, including appropriate representations and warranties. The definitive agreement shall provide Tri-County may pay dividends and transaction expenses through the closing date in an amount not to exceed Tri-County's earnings through the closing date. The definitive agreement shall provide that no executive bonuses shall be paid through the closing date. The definitive agreement shall provide that no loans in excess of $150,000 be made and that no securities be bought or sold without 24 hours' prior notice to Platte Valley's designee and Platte Valley's approval or non-objection of s uch transactions shall not be unreasonably withheld. The definitive agreement shall further provide that Platte Valley shall have full access to the books and records of Tri-County through the closing and the right to have its non-voting designee attend all board meetings and meetings of committees of the board of Tri-County and its subsidiary bank through the closing. If the definitive agreement is not entered into within 45 days of the date of the execution of this letter of intent, either party may terminate the transaction.

8. Fairness Opinion. The execution of a definitive agreement by Tri-County shall be conditioned upon Tri-County receiving a fairness opinion from its investment banker.

9. Confidentiality. Each party agrees recognizes and acknowledges that the data and information it shall or may obtain from the other party during the due diligence review (the "Information") comprise valuable, special and unique assets of the other party. Each party and its employees, agents and representatives shall hold in confidence any and all of the Information and shall not, in whole or in part, disclose the Information to any person or business for any reason or purpose whatsoever, and shall not make use of any such Information for any reason or purpose other than to evaluate the proposed acquisition. These restrictions shall not apply to such Information (i) which is at the time of disclosure in the public domain other than as a result of confidential disclosure by the party; (ii) which was disclosed by a third party not subject to any restrictions on disclosure; (iii) which is required to be disclosed by the order of a court or other competent authority or under applicable law; or (iv) with resp ect to which a party may have given its consent. Further, each party may disclose the Information to its legal counsel, accountants and other professional advisors subject to their agreement to maintain the Information in strict confidence and not to disclose or use the Information, in whole or in part, other than in the course of advising such party. In the event a party is requested or required by a court or other confident authority or under applicable law to disclose the Information, such party shall give the other party prompt notice of such request or requirement to enable the party to seek an appropriate protective order, and shall consult and cooperate with the party in attempting to resist or narrow the scope of such requests or requirement.

10. Return of Documents. If this letter of intent expires, terminates or is terminated, each party, at its expense and within ten (10) days of the date of such expiration or termination, shall return to the other party any and all Information obtained by such party pursuant to its due diligence review or otherwise, together with all copies thereof and all notes, reports, evaluations, analysis, summaries, memoranda and other documents prepared by or on behalf of such party with respect thereto shall be destroyed.

11. Indemnity. Each party shall indemnify, defend and hold harmless the other party from and against any and all losses, liabilities, damages, costs and reasonable attorneys' fees suffered or incurred by such party as a result of, related to or in connection with any breach by the other party of its duties and obligations under paragraph 10 of this letter of intent.

12. No Solicitation. Platte Valley acknowledges that Tri-County may have previously contacted other purchasers regarding the sale of Tri-County. While this letter of intent is effective, Tri-County and its officers and directors shall not further solicit offers from any other party for the acquisition of a controlling interest in Tri-County and, if any unsolicited offer is received, or if one or more offers are received from prospective purchasers previously contacted by Tri-County, Tri-County shall not, except as required pursuant to their fiduciary duties, engage in any discussions or negotiations with any other party with respect to such a transaction. If any offer is received from another party, Tri-County and its officers and directors shall promptly inform Platte Valley of the terms of that offer and the identity of the offerer.

13. Employees. In the event the parties do not execute a definitive agreement, the parties hereto further agree that they will not solicit for employment by such party or any related entities (including but not limited to wholly or partially owned subsidiaries or affiliates and affiliates in which any of such party's representatives have a controlling interest) any of the officers of the other party so long as they are employed by the other party, during the period in which there are acquisitions discussions conducted pursuant hereto and for a period of two years thereafter, without obtaining the prior written consent of the other party. For purposes of this letter, "solicit for employment" shall not include (a) referrals made by a placement agency or service or (b) responses to any advertisement appearing in a newspaper, magazine or trade publication.

14. Press Releases. Neither Platte Valley nor Tri-County shall issue any press release or other disclosure of the proposed acquisition without the consent of the other party prior to the execution of the definitive agreement; provided, however, neither Platte Valley nor Tri-County shall withhold its consent unreasonably. Notwithstanding the foregoing, Tri-County may disclose the proposed acquisition in the case that it is advised by legal counsel that disclosure is required under applicable law including federal and state securities law. Such disclosure shall be in a form reasonably acceptable to Platte Valley.

15. Certain Activities. After the date of this letter until termination of negotiations, Tri-County shall not, without the prior written consent of Platte Valley (i) make any change in its authorized capital stock; (ii) issue or sell any shares of its capital stock or securities convertible into or exchangeable for capital stock; (iii) enter into any transaction not in the usual and ordinary course of business; or (iv) pay any cash dividends not previously declared or as permitted in the definitive agreement.

16. Expenses. Platte Valley and Tri-County shall each bear its own expenses incurred in connection with the negotiation, preparation and consummation of the contemplated acquisition. Any expenses incurred by any executive officer of Tri-County for tax planning and employment-related issues shall be considered personal expenses and not Tri-County corporate expenses.

17. Notices. All notices, demand or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed by certified mail, return receipt requested, postage prepaid if to Tri-County to:

        Tri-County Bancorp, Inc.
        Attn: Robert Savage, President
        2201 Main Street
        Torrington, Wyoming 82240-2317

and if to Platte Valley to:

        Platte Valley Financial Service Companies, Inc.
        Attn: H. Hod Kosman, President
        1212 Circle Drive
        Scottsbluff, NE 69363-2308

18. Survival. The duties and obligations and sections set forth in paragraphs 9, 10 and 11 of this letter of intent shall survive the expiration or the termination hereof. Such duties and obligations shall be binding upon and shall inure to the benefit of, the respective administrators, successors and assigns of the parties hereto.

19. on-Binding. This letter is an expression of intent, but is not meant to create a binding obligation of the parties except as provided in paragraphs 9, 10, 11 and 15.

If you believe this letter accurately states our preliminary intentions, please sign and return one copy to me.

                                        PLATTE VALLEY FINANCIAL SERVICE
                                        COMPANIES, INC.


                                        By:     /s/H. Hod Kosman, President


This letter accurately states the preliminary intentions of Tri-County and is agreed to be binding as to the provisions set forth in paragraphs 9, 10, 11 and 15, as of this 9th day of December 2000.

                                        TRI-COUNTY BANCORP, INC.


                                        By:     /s/Robert L. Savage, President